MEDIA RELEASE

Koh Boon Hwee Resigns from Pacific Internet’s Board

SINGAPORE, 26 June 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (“PacNet or the Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced that Mr Koh Boon Hwee has resigned from its Board of Directors (“Board”).

Mr Koh’s resignation follows the announcement by Connect Holdings Limited (“Connect”) on 25 June 2007 that its revised voluntary conditional cash general offer to acquire all the issued ordinary shares of PacNet at US$11.00 net in cash per share (“Offer”) has been declared unconditional in all respects and that the initial offer period has successfully closed.

As a nominee director of MediaRing Ltd (“MediaRing”) on the Board, Mr Koh is stepping down after MediaRing announced, on 7 June 2007 that it had entered into an irrevocable undertaking with Connect to tender all of its shares in PacNet into the Offer in consideration of Connect revising the Offer price from US$10.00 per share to US$11.00 per share. Mr. Koh is currently an Executive Director of MediaRing.

Commented Mr Phey Teck Moh, President and CEO of PacNet: “During his tenure on the Board, Boon Hwee has contributed immensely to Board discussions and worked in the best interests of PacNet. On behalf of the Board and the Company, I would like to thank Boon Hwee for his invaluable contributions to PacNet.”

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Media and Analyst Contacts:

Singapore (Media)

Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg

Chia Hui Kheng
Director, Citigate Dewe Rogerson iMage
Direct Tel: +65 6530 7135
Mobile: +65 9781 5913
Email: huikheng.chia@citigatedrimage.com

Investors and Analysts

Mervin Wang
Senior Manager, Investor Relations
Pacific Internet Limited
Direct Tel: +65 6771 0780
Mobile: +65 9798 6077
Email: mervin.wang@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.